082-03023

SUPPL

GOLDEN HOPE
MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

SEC
Mail Processing
Section
JUN 26 2008
Washington, DC
101

08003520

June 19, 2008

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. ~~82-4991~~

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

PROCESSED
JUL 03 2008
THOMSON REUTERS

dw 7/1

File No. 82-4991

GOLDEN HOPE
MINES LIMITED

NEWS

Golden Hope Mines Launches Drill Program in Bellechasse - Chaudière Quebec: Serpentinites and Timmins are Priority Targets

Toronto, ON – June 19, 2008: **GOLDEN HOPE MINES LTD. (GNH: TSX-V; GOLHF - PK)** has contracted Major Kennebec Drilling of Quebec (a subsidiary of Major Drilling Group International) to conduct a diamond drilling program on several promising targets within its wholly-owned Bellechasse-Chaudière Gold project.

Company President Louis Hoël said, "We are excited about launching this extensive 2008 drill program. Historical and current surface exploration have demonstrated the great potential of both the Timmins deposit and more recently our serpentinite targets".

The first phase of the 2008 drilling program, which is scheduled to begin next week, will be brief and aimed to further define the structure, continuity and extent of mineralization on the Timmins 2 area of the gold deposit. Recent treatment of large samples yielded results as high as 27g/t on Timmins 1 with an average of 3.8g/t over 38 meters width at surface (see Golden Hope News Release of January 30th, 2008.)

The 2007 diamond drilling program on Timmins 2 showed good mineralization and the results are posted at the end of this press release.

Serpentinite Targets:

Following the prompt completion of drilling on the Timmins zones, the equipment will be immediately moved to test several other key and highly promising serpentinite targets in the Bellechasse-Chaudière property.

The large number of claims staked and acquired to cover serpentinites in the last twelve months is the focus of this year's exploration program.

Field work on the ten serpentinite targets is ongoing at the known mineral showings within the claims and will extend along the observed/interpreted contacts, with special attention to areas of structural disturbance that may provide favourable conditions for mineral accumulation.

Historical data together with results of a recent (spring 2008) extensive geophysical and structural study will define priority drill targets.

Ultrabasic rocks are generally enriched in copper, nickel, cobalt, gold, silver, and platinum group metals. Under favourable conditions, alteration of ultrabasic rocks to serpentinites is accompanied by release of water, silica, and carbonates that can collect, transport, and re-deposit these metals.

Our experience with mineralization associated with serpentinites led the Company to investigate several in the Bellechasse–Chaudière area. Early results indicate that the geochemical processes that have resulted in development of cobalt and nickel deposits, for example those at Bou Azzer, Morocco, were active in south-eastern Quebec, as indicated by the Eastern Metals copper and nickel bodies near St Fabien, Quebec.

The association of gold with serpentinized rocks was observed at Bou Azzer in extensive, but not particularly obvious silicification of both the wall rocks and, to a lesser extent, of the ultrabasic bodies themselves.

Justification for this part of the exploration program lies in the gold mineralization observed along the contacts of the serpentinites. The Company has an estimated 100+ kilometers of serpentinite contact to explore.

Maps and additional information on the Bellechasse-Chaudière Gold project are available at: www.goldenhopemines.com

The Timmins 2 diamond drill results are the following;

Drill Hole	from (m)	To (m)	Core length	Au g/t	Au g/t length weighted
BD2007-66	48.62	55.07	6.45	6.47	7.51
including	51.98	53.07	1.09	34.8	
BD2007-67	33.42	56.64	23.22	2.037	1.584
including	49.17	56.64	7.47	4.296	
BD2007-66	66.54	70.2	3.66	2.77	3.144
including	66.54	67.27	0.73	12.85	
BD2007-69	102.73	109.27	6.54	1.41	1.277
including	105.48	106.02	0.54	7.67	
BD2004-31	144	168	24	1.85	1.5
including	162.6	163.1	0.5	10.3	

This press release has been reviewed and approved by James Tilsley P. Eng. of Golden Hope Mines Ltd., under whose directions the exploration program is being carried out. Mr. Tilsley is a Qualified Person as defined by National Instrument 43-101.

About Golden Hope

Golden Hope Mines Limited is a mineral exploration company that seeks to grow shareholder value through the acquisition, exploration and development of potentially large-scale gold, silver and base metal projects suitable for underground and/or open-pit mining. The company's two areas of interest are located in Quebec, Canada and Maine, U.S. The Bellechasse gold project in Quebec includes the Timmins and Ascot gold zones, the Coucou volcanic target and a number of newly claimed serpentinite geological formations. For further information on Golden Hope, visit www.goldenhopemines.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Contact Information

Louis Hoël
President
Golden Hope Mines Ltd.
Tel: 416-362-3509
Fax: 416-864-0175
info@goldenhopemines.com

Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Factors that could cause actual results to differ materially from those in forward-looking statements. These include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the company, investors should review registered filings at www.sedar.com.

END